UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-35644

Bellatrix Exploration Ltd.

(Translation of registrant’s name into English)

1920, 800 5th Avenue SW
Calgary, Alberta  T2P 3T6
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

The following documents are attached as exhibits hereto and are incorporated by reference herein:

Exhibit	Description

99.1	Material Change Report dated July 22, 2016
99.2	Amended and Restated Credit Agreement dated July 15, 2016

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference as an exhibit into the Company’s Registration Statement on Form F-10 of the Company (333-195668).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: July 22, 2016

	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated July 22, 2016
99.2	Amended and Restated Credit Agreement dated July 15, 2016